Exhibit 99.B(d)(7)(vi)

AMENDED APPENDIX A

TO

INVESTMENT SUBADVISORY AGREEMENT

BETWEEN

DIRECTED SERVICES, LLC

AND

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

Annual Subadviser Fee
Portfolios	(as a percentage of average daily net assets)

ING American Century Large Company Value Portfolio	0.40% on the first $500 million of assets(1) 0.35% on the next $500 million of assets 0.30% on assets in excess of $1 billion

ING American Century Small-Mid Cap Value Portfolio	0.65% on the first $50 million 0.60% on the next $50 million 0.55% on the next $100 million 0.50% on the next $50 million 0.45% on the next $100 million 0.40% on assets thereafter

(1) The Annual Subadviser Fee on the first $500 million will be reduced to 0.35% if Adviser’s cumulative U.S. large cap assets under management sub-advised by Subadviser exceed $650 million.